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                            August 27, 2021

       Spenser Skates
       Chief Executive Officer
       Amplitude, Inc.
       631 Howard Street, 5th Floor
       San Francisco, CA 94105

                                                        Re: Amplitude, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted August
13, 2021
                                                            CIK No. 0001866692

       Dear Mr. Skates:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 9, 2021.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 70

   1. We note your measure of free cash flow includes an adjustment for direct listing expenses paid. Please remove
this adjustment as charges that require cash settlement cannot be excluded from non-GAAP
liquidity measures. Refer to Item 10(e)(1)(ii)(A) of Regulation
                                                        S-K.
 Spenser Skates
FirstName
Amplitude,LastNameSpenser  Skates
           Inc.
Comapany
August 27, NameAmplitude,
           2021           Inc.
August
Page 2 27, 2021 Page 2
FirstName LastName
Critical Accounting Policies and Estimates
Stock-Based Compensation Expense, page 87

2. We note your letter dated August 13, 2021 and we request additional analysis supporting the significant increase in the estimated fair value of your common stock from December
         2020 to June 2021. Please quantify and describe the extent to which each of the factors that you list impacted each valuation and support the fluctuations in your common stock valuation between each of the valuations from December 2020 to the most recent. To the extent that increases in your valuations were not solely attributable to changes in your financial condition or results of operations, quantify and describe how these other factors, such as company-specific or industry events, changes in valuation methodology or significant assumptions impacted each valuation.
3. Please tell us the fair value of the underlying common stock at each option grant date from
         December 2020 to now. Also, explain how you utilized a linear interpolation between the valuation dates. In this regard, your explanation at each valuation date implies that the fair value of your common stock at each grant date was equal to the most recent valuation before such grant.
Plan of Distribution, page 185

4. We note your response to prior comment 5; however, the added disclosure does not clarify in Plain English what the price validation test entails. Please clarify.
Notes to Consolidated Financial Statements
Note 11. Subsequent Events, page F-34

5. We note from your response to prior comment 8 that you are currently unable to estimate unrecognized stock-based compensation expense for the grants made subsequent to the most recent balance sheet date, please revise your disclosures to indicate as such. Refer to
         ASC 855-10-50-2(b).
General

6. Please revise the graphics in the forepart of the registration statement to present a balanced picture of the company's financial health. In this regard, we note that you had a net loss for each period presented and indication of such should be given equal prominence with your current presentation, which emphasizes revenue growth and 12-
         month trailing revenue information. Refer to Securities Act Forms C&DI 101.02.
 Spenser Skates
FirstName
Amplitude,LastNameSpenser  Skates
           Inc.
Comapany
August 27, NameAmplitude,
           2021           Inc.
August
Page 3 27, 2021 Page 3
FirstName LastName
       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff
Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Tad J. Freese, Esq.